EXHIBIT 12.1

                         TEXTRON PARENT COMPANY BORROWING GROUP

                         COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

                            (Unaudited)

                         (In millions except ratios)


                                                                    Year
                                            1993        1992        1991        1990        1989
    Fixed charges:
      Interest expense (1)                $ 235.5     $ 253.1     $ 244.0     $ 258.5     $ 263.1
      Estimated interest portion of rents    21.2        20.4        18.7        20.5        22.4

        Total fixed charges               $ 256.7     $ 273.5     $ 262.7     $ 279.0     $ 285.5


    Income:
      Income before income taxes (2)      $ 613.5     $ 527.0     $ 495.0     $ 459.2     $ 410.3
      Fixed charges                         256.7       273.5       262.7       279.0       285.5
      Eliminate equity in undistributed
        pre-tax income of finance and
        insurance subsidiaries             (338.5)     (286.4)     (245.5)     (163.0)(3)  (206.2)

        Adjusted income                   $ 531.7     $ 514.1     $ 512.2     $ 575.2     $ 489.6


    Ratio of income to fixed charges         2.07        1.88        1.95        2.06        1.71


    ____________________

    (1) Includes interest unrelated to borrowings of $37.1 million in 1993, $36.3 million in 1992, $27.0 million in 1991, $25.7 million in 1990 and $24.4 million in 1989 (primarily interest accretion).

    (2) Excludes the cumulative effect of changes in accounting principles in 1992 and extraordinary losses in 1989.

    (3) Net of an extraordinary dividend of $50.0 million.